Filed Pursuant To Rule 433

Registration No. 333-217785

May 31, 2018

INVESTMENT PROFESSIONAL USE ONLYSTATE STREET ETF MODEL PORTFOLIOS Available Through GeoWealth STATE STREET GLOBAL ADVISORS. SPDR

INVEST SMART

State Street ETF Model Portfolios Available Through GeoWealth

State Street ETF Model Portfolios are now offered on the GeoWealth platform, which provides efficient tools for every stage of the wealth management life cycle. You can capitalize on this partnership to maximize your time, grow your businesses and provide optimal service to your clients.

A WIN FOR YOU AND YOUR CLIENTS

The right ETF model portfolios can help you:

Reduce time managing assets, freeing time to cultivate relationships and grow your business

Diversify thoroughly with exposures to a wide variety of asset classes and thousands of underlying securities

Lower costs by capitalizing on ETFs' low expense ratios

Gain access to institutional investment expertise

Provide daily transparency into each portfolio's underlying holdings

Reduce taxes by taking advantage of ETFs' structural tax efficiency

Assets Under Management and Advisement in ETF Model Portfolios[1]

7% IN Q4 2017

$123B TOTAL

STATE STREET ETF MODEL PORTFOLIOS

Pursure a range of portfolio outcomes with weighted average expense ratios as low as 10 bps

	Tactical	Strategic Opportunities	Specialized	Outcome-Based
Objective	Seek to outperform strategic benchmarks under all market conditions	Seek to efficiently balance risk and return over an intermediate-term horizon	Seek to achieve a strategy-specific objective, such as real return or exposure to private equity beta	Seek to achieve specific target levels of return or volatility
Investment Approach	Quantitative investment process combined with fundamental review	Provides risk-based exposure through a combination of multi-factor, active and indexed ETFs	Liquid, low-cost exposure to sophisticated strategies	Investment solutions for a range of investor needs and desired outcomes
Offerings	State Street Global Allocation Managed ETF Portfolio State Street US Equity Sector Rotation Managed ETF Portfolio State Street Fixed Income Sector Rotation Managed ETF Portfolio State Street Tactical Allocation Managed ETF Portfolio (6 risk-based models) — 9+ Year Track Record	State Street Strategic Opportunities ETF Model Portfolios (10 risk-based models)	State Street Multi Asset Real Return Managed ETF Portfolio State Street Liquid Private Equity Managed ETF Portfolio	State Street Global Allocation (with TVT) Managed ETF Portfolio* State Street US Equity Sector Rotation (with TVT) Managed ETF Portfolio* State Street Flexible Allocation Managed ETF Portfolio State Street Income Allocation Managed ETF Portfolio

* Target Volatility Trigger (TVT) strategies that use volatility as an indicator to dynamically adjust portfolio allocations are designed to provide a more stable volatility profile, which may improve risk-adjusted returns and mitigate drawdown risks over time.

PUT OUR EXPERTISE TO WORK

Heritage and Financial Strength

State Street Corporation has a **225-year history** and invests or services 10% of the world's assets[2]

The **global enterprise** includes four businesses: asset management, asset servicing, research and trading, and data and analytics

State Street Global Advisors is the world's **third largest asset manager,[3]** with nearly $2.73 trillion under management[4] and $650 billion in global ETF assets[5]

State Street's independent **Investment Risk Management Team** provides rigorous risk analysis and monitoring across all of State Street's global operations

Experienced Investment Management by the Investment Solutions Group

Established in **1989**

$305.86 billion in AUM and AUAC[6]

More than 90 strategists, analysts and portfolio managers with an average of 15 years' experience

Manages assets for central banks, pension funds, endowments, sovereign wealth funds and other large institutions

10 investment centers worldwide

History of Innovation

1980 · 1990 · 2000 · 2010

- **1984** First active quantitative equity strategies
- **1986** First ESG strategy
- **1990** First smart beta product
- **1993** **First-ever U.S.-listed ETF (SPY)**
- **1995** First multi-asset class overlay
- **1998** **First-ever sector-specific ETFs**
- **2004** **First-ever gold commodity ETF (GLD®)[7]**
- **2008** Managed volatility strategy
- **2013** **First-ever actively managed senior loan ETF (SRLN)**
- **2016** Gender-diversity ETF (SHE)
- **2017** Fearless Girl takes on Wall Street

GEOWEALTH A One-Stop Solution for Wealth Management

GeoWealth helps you stay ahead of the curve and create a powerful infrastructure in an industry experiencing a period of unprecedented evolution.

Client Service

CRM

Fully integrated CRM allows advisors and firms to effectively manage prospects and existing clients throughout the wealth management life cycle

Client Portal

Reporting tools for customers to view portfolio positions and performance on an easy-to-use interface with mobile capabilities

Digital Advisory

Client Profiling and Proposal Generation

Client assessment process generating automated, fully compliant proposals with multiple a la carte components

Portfolio Construction

Open-architecture model allows for combining various asset sleeves seamlessly

Portfolio Management

Portfolio Monitoring and Reporting

Web-based platform for monitoring and performance reporting across households and individual portfolios

Rebalancing

Streamlined rebalancing of allocations and strategies across both households and accounts with efficient trade management and execution

Automated Back Office

Account Aggregation

Enables advisors and customers to assess portfolios across accounts and asset classes

Back Office

Custodian-and broker/dealer-agnostic: able to integrate existing backoffice systems to ensure administrative continuity

GEOWEALTH

INVESTMENT PROFESSIONAL USE ONLYAbout State Street 1 “Morningstar ETF Managed Portfolios Landscape – Q4 2017,” Morningstar, For four decades, State Street Global Advisors has served April 20, 2018. the world’s governments, institutions and financial advisors. 2 State Street and McKinsey Global Institute, Global Capital Markets December With a rigorous, risk-aware approach built on research, 31, 2017. This represents State Street’s year-end 2017 Assets Under Custody and analysis and market-tested experience, we build from a Administration, AUCA, (USD $29.00t) as a proportion of total global financial assets (USD $270.35t). breadth of active and index strategies to create cost-effective 3 Pensions & Investments, December 31, 2016. Updated annually. solutions. As stewards, we help portfolio companies see that 4 As of March 31, 2018. AUM reflects approx. US$56B (as of March 31, 2018) with what is fair for people and sustainable for the planet can deliver long-term performance. And, as pioneers in index, respect to which State Street Global Advisors Funds Distributors, LLC serves as marketing agent; SSGA FD, LLC and State Street Global Advisors are affiliated.ETF, and ESG investing, we are always inventing new ways to 5 Source: Morningstar, as of March 31, 2018. This AUM reflects approx. $56 billion invest. As a result, we have become the world’s third largest (as of March 31, 2018) with respect to which State Street Global Advisors Funds asset manager with nearly US $2.73 trillion* under our care. Distributors, LLC serves as marketing agent. These figures also include the AUM of *AUM reflects approx. US$56B (as of March 31, 2018) with respect to which State SPDR® S&P® MidCap 400 ETF (approx. $19.5 billion as of March 31, 2018). Sectors are as of the date indicated, are subject to change, and should not be relied upon as Street Global Advisors Funds Distributors, LLC serves as marketing agent; SSGA FD, current thereafter. LLC and State Street Global Advisors are affiliated.6 As of March 31, 2018. Assets Under Advisory/Consulting of $20.79B includes mandates for which the firm provides advisory or consulting services supporting an investment management process that does not include the responsibility to arrange or effect the purchase or sale of securities and/or funds. In 2015, ISG revised the AUM and AUAC calculation methodology and account categorization process. 7 World Gold Trust Services is the sponsor of GLD and State Street Global Advisors serves as the marketing agent.ssga.comState Street Global Advisors One Iron Street, Boston MA 02210. offering to which this communication relates. Before you invest, you should T: +1 617 786 3000. read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and Important Risk Information this offering. Please see the GLD prospectus for a detailed discussion of State Street Global Advisors and its affiliates have not taken into the risks of investing in GLD shares. When distributed electronically, the consideration the circumstances of any particular investor in producing GLD prospectus is available by clicking here. You may get these documents this material and are not making an investment recommendation or acting for free by visiting EDGAR on the SEC website at sec.gov or by visiting in fiduciary capacity in connection with the provision of the information spdrgoldshares.com. Alternatively, the Trust or any authorized participant contained herein. will arrange to send you the prospectus if you request it by calling Investing involves risk including the risk of loss of principal. 866.320.4053.The whole or any part of this work may not be reproduced, copied or transmitted or GLD is not an investment company registered under the Investment Company Act of any of its contents disclosed to third parties without SSGA’s express written consent. 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange All information has been obtained from sources believed to be reliable, but its Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the accuracy is not guaranteed. There is no representation or warranty as to the current protections associated with ownership of shares in an investment company registered accuracy, reliability or completeness of, nor liability for, decisions based on such under the 1940 Act or the protections afforded by the CEA. information and it should not be relied on as such. GLD shares trade like stocks, are subject to investment risk and will fluctuate in ETFs trade like stocks, fluctuate in market value and may trade at prices above or market value. The value of GLD shares relates directly to the value of the gold held below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce by GLD (less its expenses), and fluctuations in the price of gold could materially and returns. Frequent trading of ETFs could significantly increase commissions and other adversely affect an investment in the shares. The price received upon the sale of the costs such that they may offset any savings from low fees or costs. shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells Asset allocation is a method of diversification which positions assets among major gold to pay for its ongoing expenses, the amount of gold represented by each Share investment categories. Asset Allocation may be used in an effort to manage risk and will decline over time to that extent. enhance returns. It does not, however, guarantee a profit or protect against loss. The World Gold Council name and logo are a registered trademark and used with the Passive management and the creation/redemption process can help minimize capital permission of the World Gold Council pursuant to a license agreement. The World Gold gains distributions. Council in not responsible for the content of, and is not liable for the use of or reliance The models presented herein have different investment objectives, costs and on, this material. World Gold Council is an affiliate of GLD’s Sponsor. expenses. The performance of each model will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s may result in significant disparity in the model’s portfolio assets and performance. Financial Services LLC, a division of ALPS Distributors, Inc., is distributor for SPDR S&P 500 (SPY), a unit investment trust. ALPS Distributors, Inc. is not affiliated with State Important Information Relating to SPDR Gold Shares Trust (GLD®): Street Global Advisors Funds Distributors, LLC. The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the © 2018 State Street Corporation. All Rights Reserved. ID12880-2108661.1.1.NA.INST 0518 Exp. Date: 05/31/2019 SPD001652STATE STREET GLOBAL ADVISORS.SPDR

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.